Country Style Cooking Restaurant Chain Reports Third Quarter 2011 Financial Results

3Q11 Revenues up 38.8% YoY to RMB290.3 Million
3Q11 Adjusted EBITDA up 6.9% to RMB34.6 Million
3Q11 Net Income down 30.2% YoY to RMB14.7 Million
3Q11 Adjusted Net Income (Non-GAAP) was RMB18.2 Million

Chongqing, China, November 17, 2011 - Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced unaudited financial results for the third quarter of 2011.

Third Quarter 2011 Financial Highlights

•	Revenues in the third quarter of 2011 were RMB290.3 million ($45.5 million), an increase of 38.8% from RMB209.2 million in the same quarter of 2010.
•	Comparable restaurant sales increased by 6.1% from the same quarter of 2010. There were 94 restaurants in the comparison.
•	Restaurant level operating margin was 18.4%, a decrease of 110 basis points from a year ago.
•	Adjusted EBITDA (non-GAAP) was RMB34.6 million ($5.4 million) in the third quarter of 2011, up from RMB32.4 million in the same quarter of 2010.
•
Net income for the third quarter 2011 was RMB14.7 million ($2.3 million), compared to net income of RMB21.0 million in the same quarter of 2010. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB18.2 million ($2.9 million), decreased from RMB22.8 million in the same quarter of 2010.

•
Diluted net income per American depositary share (“ADS”) was RMB0.56 ($0.09). Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.68 ($0.11). Each ADS represents four ordinary shares of the Company.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are pleased to report robust revenue growth for the third quarter 2011, reaching the top of our previous guidance range.  During the third quarter 2011, we accelerated network expansion and added a net of 27 new restaurants, including our first restaurant in Beijing. We are excited about the opportunities in the northern China market and plan to open a few more restaurants in Beijing by the end of 2011.”

Ms. Hong Li continued, “As the Company endeavors to raise brand awareness, we increased spending in advertising and promotional activities during the third quarter. These activities provide us with a base for supporting continued restaurant expansion within our home market and new territories. We believe such investment helps us build sustainable revenue growth, reinforces customer loyalty, and strengthens our brand positioning as we solidify our presence in developed regional markets and progress in our national rollout.”

Mr. Roy Rong, chief financial officer of Country Style Cooking, added, “I am very satisfied with our financial performance during the third quarter, especially in this overall inflationary environment. Our existing restaurants are doing quite well, while sales from our new restaurants are ramping up in line with our expectations.”

Third Quarter 2011 Financial Performance

Revenues in the third quarter 2011 increased by 38.8% to RMB290.3 million ($45.5 million) from RMB209.2 million in the same period in 2010. The revenue growth was driven mainly by an increase in the number of restaurants. Comparable restaurant sales increased by 6.1% from the same quarter of 2010. There were 94 restaurants in the comparison. During the third quarter 2011, the Company opened a net of 27 new restaurants, bringing the total restaurant count to 186 as of September 30, 2011, compared to its total restaurant count of 114 as of September 30, 2010.

Costs of food and paper increased by 36.6% to RMB132.9 million ($20.8 million) in the third quarter of 2011 from RMB97.3 million in the same quarter of 2010, primarily as a result of restaurant expansion and increased food costs. As a percentage of revenues, cost of food and paper decreased to 45.8% in the third quarter of 2011 from 46.5% in the same quarter of 2010.

Restaurant wages and related expenses increased by 35.3% to RMB44.2 million ($6.9 million) in the third quarter of 2011 from RMB32.7 million in the same quarter of 2010, mainly due to increased headcount and wage levels. As a percentage of revenues, restaurant wages and related expenses decreased to 15.2% in the third quarter of 2011 from 15.6% in the same period in 2010.

Restaurant rent expenses increased by 52.3% to RMB25.7 million ($4.0 million) in the third quarter of 2011 from RMB16.9 million in the same quarter of 2010. As with other expense categories, the increase primarily arose from expansion of the Company’s restaurant network. As a percentage of revenues, restaurant rental expenses increased to 8.9% in the third quarter of 2011 from 8.1% in the third quarter of 2010.

Restaurant utility expenses increased by 37.3% to RMB18.8 million ($3.0 million) in the third quarter of 2011 from RMB13.7 million in the same quarter of 2010, mainly due to the increase in the number of restaurants. As a percentage of revenues, restaurant utility expenses were 6.5% in the third quarter of 2011, down slightly from 6.6% in the third quarter of 2010.

Other restaurant operating expenses increased by 93.2% to RMB15.1 million ($2.4 million) in the third quarter of 2011 from RMB7.8 million in the same quarter of 2010, primarily due to the increased spending in warehousing, logistics and in-store promotions. As a percentage of revenues, other restaurant operating expenses increased to 5.2% in the third quarter of 2011 from 3.7% in the third quarter of 2010.

Restaurant-level operating margin was 18.4% in the third quarter 2011, a decrease of 110 basis points over the same period in 2010. The decrease was primarily driven by the large number of newly-opened restaurants, where operations take time to ramp up to higher levels of profitability.

Selling, general and administrative (SG&A) expenses increased by 89.2% to RMB17.2 million ($2.7 million) in the third quarter of 2011, compared to RMB9.1 million in the same period in 2010, reflecting increased spending on administrative staff cost, more sales and marketing activities during the quarter as well as higher share-based compensation expenses. Share-based compensation expenses included in SG&A amounted to RMB2.8 million ($0.4 million) in the third quarter of 2011, compared to RMB1.3 million in the third quarter of 2010. As a percentage of revenues, SG&A expenses increased to 5.9% in the third quarter 2011 from 4.3% in the same quarter of 2010.

Depreciation expense for the third quarter 2011 amounted to RMB9.9 million ($1.5 million), representing an increase of 68.9% as compared to RMB5.8 million in the same quarter of 2010, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 3.4% in the third quarter of 2011 from 2.8% in the same quarter of 2010.

Pre-opening expense for the third quarter 2011 amounted to RMB5.3 million ($0.8 million), representing an increase of 368.1% as compared to RMB1.1 million in the same quarter of 2010, primarily because of the expansion in the Company’s restaurant network. As a percentage of revenues, pre-opening expense increased to 1.8% in the third quarter of 2011 from 0.5% in the same quarter of 2010.

Impairment charges were RMB0.9 million ($0.1 million) in the third quarter of 2011, representing costs related to asset impairment charges in two underperforming restaurants.

Income from operations for the third quarter 2011 decreased by 17.8% to RMB20.3 million ($3.2 million) from RMB24.7 million in the same period in 2010.

Operating margin in the third quarter of 2011 was 7.0%, compared to 11.9% in the same period in 2010.

Income tax expenses in the third quarter of 2011 increased by 108.7% to RMB11.2 million ($1.8 million) from RMB5.4 million in the same period in 2010.

Net income was RMB14.7 million ($2.3 million), compared to net income of RMB21.0 million in the third quarter of 2010. Adjusted net income (non-GAAP), which excludes the share-based compensation expenses, decreased to RMB18.2 million ($2.9 million) in the third quarter of 2011 from RMB22.8 million in the prior year’s third quarter.

Diluted net income per ADS was RMB0.56 ($0.09) in the third quarter of 2011, compared to diluted net income per ADS of RMB1.00 in the third quarter of 2010. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.68 ($0.11) in the third quarter of 2011, compared to RMB1.09 in the third quarter of 2010. The Company had approximately 26.4 million weighted average diluted ADSs outstanding during the quarter ended September 30, 2011.

EBITDA (non-GAAP), defined as earnings before interest, income tax expense, depreciation and amortization, was RMB30.2 million ($4.7 million) in the third quarter of 2011, down from RMB32.1 million from the same quarter of 2010. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange loss, other income, impairment charges and share-based compensation, was RMB34.6 million ($5.4 million) in the third quarter of 2011, up from RMB32.4 million in the same quarter of 2010.

As of September 30, 2011, the Company had cash, cash equivalents and short-term investments of RMB573.6 million ($89.9 million), compared to RMB613.3 million as of December 31, 2010.

Net cash provided by operating activities was RMB68.9 million ($10.8 million) in the nine months ended September 30, 2011, down from RMB77.4 million in the same period in 2010.

Outlook

For the fourth quarter of 2011, the Company currently estimates that its revenues will be between RMB270 million ($42.3 million) and RMB280 million ($43.9 million), representing a year-over-year growth of between approximately 28.4% and 31.1%.

For the full year of 2011, the Company now expects revenues in the range of RMB1,017 million ($159.5 million) to RMB1,027 million ($161.1 million), representing a year-over-year growth of between approximately 36.4% and 37.7%.

Definitions

The following definitions apply to these terms are used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expense, restaurant utilities expense and other restaurant operating expenses), expressed as a percent of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.378 to US$1.00 on September 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 7:30 pm, Eastern Time on November 17, 2011, which is 8:30 am, Beijing Time on November 18, 2011, to discuss third quarter results and answer questions from investors.  Listeners may access the call by dialing:

US:	+1-718-354-1231
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Domestic:	+800-819-0121
China Domestic Mobile:	+400-620-8038

Passcode:	24141198

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:
Country Style Cooking Restaurant Chain Co., Ltd.
Roy Rong
Chief Financial Officer
Phone: +86-23-8866-8866
Email: ir@csc100.com

ICR Inc.
Rob Koepp
Phone: +86-10-6583-7516 or +1-646-328-2520
E-mail: robert.koepp@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures by the SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We define adjusted net income as net income excluding one-time tax levy (applicable to second quarter 2011 only) and share-based compensation expenses. We define adjusted diluted earnings per ADS as diluted earnings per ADS excluding one-time tax levy (applicable to second quarter 2011 only) and share-based compensation expenses. We define EBITDA as earnings before interest, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA excluding foreign exchange loss, other income, impairment charges and share-based compensation. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. It also excludes the one-time tax levy that has a direct cash-flow impact on our business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter 2011, the new restaurant opening plan for full year 2011 and quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31, 2010	As of September 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	612,583	362,530	56,841
Short term investments	734	211,044	33,089
Due from related parties	100	180	28
Inventories	24,951	46,901	7,354
Prepaid rent	6,569	8,951	1,403
Prepaid expenses and other current assets	16,155	17,644	2,766
Deferred income taxes-current	639	639	100
Total current assets	661,731	647,889	101,581
Property and equipment, net	188,699	269,338	42,229
Goodwill	6,286	6,286	986
Deferred income taxes - non current	3,067	3,067	481
Deposits for leases - non current	10,020	14,870	2,331
Total assets	869,803	941,450	147,608

Current liabilities:
Accounts payable	34,204	46,963	7,363
Deferred revenue	2,824	3,403	534
Due to related parties	560	-	-
Accrued payroll	15,292	23,181	3,635
Income tax payable	6,526	21,391	3,354
Other liabilities	31,013	38,191	5,987
Total current liabilities	90,419	133,129	20,873
Deferred rent - non current	8,871	13,526	2,121
Prepaid subscription - non current	678	453	71
Advanced receipts from depositary bank - non current	3,743	3,343	524
Total liabilities	103,711	150,451	23,589

Equity:
Ordinary shares, $0.001 par value, 1,000,000,000 authorized, 103,080,000 and 103,803,093 issued and outstanding, respectively	736	741	116
Additional paid-in capital	682,577	697,038	109,288
Accumulated other comprehensive loss	(6,603)	(8,142)	(1,277)
Retained earning	89,382	101,362	15,892
Total equity	766,092	790,999	124,019

Total liabilities and equity	869,803	941,450	147,608

Condensed Consolidated Statements of Operations

(Amounts in thousands, except shares, per share and per ADS data)

 (Unaudited)

	For the three months ended September 30,
	2010		2011
	RMB	%	RMB	%	US$

Revenue—restaurant sales	209,213	100.0	290,289	100.0	45,514
Costs and expenses:
Restaurant expenses:
Food and paper	(97,319)	(46.5)	(132,910)	(45.8)	(20,839)
Restaurant wages and related expenses1	(32,704)	(15.6)	(44,235)	(15.2)	(6,936)
Restaurant rent expense	(16,899)	(8.1)	(25,744)	(8.9)	(4,036)
Restaurant utilities expense	(13,711)	(6.6)	(18,826)	(6.5)	(2,952)
Other restaurant operating expenses	(7,798)	(3.7)	(15,064)	(5.2)	(2,362)
Selling, general and administrative expenses1	(9,078)	(4.3)	(17,172)	(5.9)	(2,692)
Pre-opening expense	(1,127)	(0.5)	(5,275)	(1.8)	(827)
Depreciation	(5,838)	(2.8)	(9,862)	(3.4)	(1,546)
Impairment charges	-	-	(870)	(0.3)	(136)
Total operating expenses	(184,474)	(88.1)	(269,958)	(93.0)	(42,326)

Income from operations	24,739	11.9	20,331	7.0	3,188

Interest income	141	0.1	5,595	1.9	877
Foreign exchange gain/(loss)	13	-	(4,105)	(1.4)	(644)
Other income	1,490	0.7	4,081	1.4	640
Income before income taxes	26,383	12.7	25,902	8.9	4,061

Income tax expense	(5,387)	(2.6)	(11,242)	(3.9)	(1,763)
Net income	20,996	10.1	14,660	5.0	2,298

Basic net income per share	0.26		0.14		0.02
Diluted net income per share	0.25		0.14		0.02
Basic net income per ADS	1.04		0.56		0.09
Diluted net income per ADS	1.00		0.56		0.09
Basic weighted average ordinary shares outstanding	57,533,652		103,640,620		103,640,620
Diluted weighted average ordinary shares outstanding	83,425,655		105,462,012		105,462,012

1 Includes share-based compensation expenses of RMB1.8 million and RMB3.6 million ($0.6 million) for the three months ended September 30, 2010, and the three months ended September 30, 2011, respectively.

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

 (Unaudited)

	Nine months ended September 30
	2010	2011
	RMB	RMB	US$
Operating activities:
Net income	48,714	11,980	1,878
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	149	741	116
Impairments	-	5,646	885
Depreciation	14,711	26,179	4,105
Gain on forward contracts	-	(310)	(49)
Share based compensation	3,478	10,541	1,653
Changes in operating assets and liabilities:
Due from related parties	8,884	(80)	(13)
Inventories	(7,550)	(21,950)	(3,442)
Prepaid rent	(1,235)	(2,382)	(373)
Prepaid expense and other current assets	945	(1,489)	(233)
Deposits for leases	(2,704)	(4,850)	(760)
Accounts payable	3,574	12,759	2,000
Deferred revenue	1,117	579	91
Due to related parties	115	(560)	(88)
Accrued payroll	7,392	7,889	1,237
Income taxes payable	(332)	14,865	2,331
Deferred rent	2,790	4,655	730
Other current liabilities	(2,691)	4,727	742
Net cash provided by operating activities	77,357	68,940	10,810
Investing activities:
Restaurant and office space capital expenditures	(82,974)	(110,121)	(17,266)
Proceeds from disposal	-	811	127
Purchase of short-term investment	-	(210,000)	(32,926)
Net cash used in investing activities	(82,974)	(319,310)	(50,065)
Financing activities:
Dividend paid to Series A convertible preferred shares	(3,946)	-	-
Proceeds from exercise (early exercise) of employee stock options	2,887	2,500	392
Payment of IPO related expenses	(2,092)	-	-
Offering expense	-	(838)	(131)
Net cash provided by/(used in) financing activities:	(3,151)	1,662	261
Effect of exchange rate	(78)	(1,345)	(211)
Net decrease in cash and cash equivalents	(8,846)	(250,053)	(39,205)
Cash and cash equivalents, beginning of period	70,695	612,583	96,046
Cash and cash equivalents, end of period	61,849	362,530	56,841

Supplementary Metrics - Reconciliations of GAAP to Non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended September 30,
	2010	2011
	RMB	RMB	US$

Net income	20,996	14,660	2,298
Share-based compensation expenses:
Restaurant wages and related expenses	505	756	119
Selling, general and administrative expenses	1,293	2,806	440
Adjusted net income (non-GAAP)	22,794	18,222	2,857

Diluted net income per ADS	1.00	0.56	0.09
Diluted earnings per ADS (non-GAAP)	1.09	0.68	0.11
Diluted weighted average ADSs outstanding	20,856,414	26,365,503	26,365,503

	Three months ended September 30,
	2010	2011
	RMB	RMB	US$

Net income	20,996	14,660	2,298
Income tax expense	5,387	11,242	1,763
Interest income	(141)	(5,595)	(877)
Depreciation and amortization	5,838	9,862	1,546
EBITDA (Non-GAAP)	32,080	30,169	4,730

EBITDA (Non-GAAP)	32,080	30,169	4,730
Foreign exchange gain/(loss)	(13)	4,105	644
Other income	(1,490)	(4,081)	(640)
Impairment charges	-	870	136
Share-based compensation expenses
Restaurant wages and related expenses	505	756	119
Selling, general and administrative expenses	1,293	2,806	440
Adjusted EBITDA (Non-GAAP)	32,375	34,625	5,429